John H. Lively 4801 Main Street, Suite 1000 Kansas City, MO 64112 (816) 983-8177 fax: (816) 983-8080 jlively@blackwellsanders.com

January 23, 2009

Ms. Patsy Mengiste U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Valued Advisers Trust (the “Trust”)

Golub Group Equity Fund (the “Fund”)

SEC File Numbers: 333-151672 and 811-22208

Dear Ms. Mengiste:

On December 5, 2008, the Trust filed with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”). On January 16, 2009, you contacted me to provide comments on the Amendment. This letter responds to your comments regarding the related performance of the investment adviser (the “Adviser”)(and its management team(the “Team”)) to the Fund that will be offered with the prospectus and statement of additional information contained in the Amendment. We have summarized your comments in this letter for your reference and provided the Trust’s response below each comment. We will address the remainder of your comments in another correspondence filing that we will submit with the next filing for the Trust.

Adviser’s Related Performance, page 21 - 22

1.

Comment:        The prospectus sets forth related performance of the Adviser and the Team, which consists of the combination of the composite performance of separately managed accounts advised by the Adviser and the performance record of the Team during a period of time that the Team was affiliated with another firm (the “Related Performance”). Please identify the SEC staff no-action letters upon which the Fund is relying to include the Related Performance and explain how the Fund meets the standards set forth in those letters.

Response:      We are not aware of any SEC staff guidance in the form of no-action letters or otherwise in which the staff directly addresses the manner in which the Fund is seeking to present the Related Performance. Nonetheless, we believe this presentation of

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the Related Performance is consistent with positions taken in a number of SEC staff no-action letters.

First, with respect to the portion of the Related Performance comprised of the Adviser’s private accounts for the period from December 1, 2003 to December 31, 20071, the Fund is relying on the SEC staff position contained in Growth Stock Outlook Trust, Inc., SEC No-Action Letter, (Apr. 15, 1986) (“Growth Stock Outlook”). In Growth Stock Outlook, the SEC staff allowed a closed-end investment company to include performance information of private client accounts in the investment company’s prospectus. The SEC staff conditioned its relief on representations that: (1) the performance was for all of the adviser's private client accounts that were managed with substantially similar investment objectives, policies and strategies as those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed that the performance information related to the adviser's management of private accounts and that such information should not be interpreted as indicative of the fund's future performance. The position of Growth Stock Outlook was expanded in Nicholas Applegate Mutual Funds, SEC No-Action Letter, (Aug. 6, 1996) (“Nicholas Applegate”). InNicholas Applegate, the SEC staff allowed certain open-end funds to include the performance record of similarly managed private accounts that was achieved by the funds’ adviser to be used in those funds’ prospectuses for a period beyond one year. The SEC staff’s relief in Nicholas Applegate was conditioned on representations that the performance information would not be presented in a misleading manner and it would not obscure or impede the understanding of other required information. The Nicolas Applegate relief was also conditioned on representations that: (1) the private account performance information would be (a) updated at least annually; (b) given no greater prominence than the fund’s performance; and (c) accompanied by disclosure that the private account performance did not represent the historical performance of the funds and was not indicative of the funds’ future performance; and (2) the prospectuses would provide disclosure that the private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results of the private account composite.

With respect to the portion of the Related Performance from 2001 to November 30, 2003, the Adviser and the Fund rely on the positions established by the SEC staff in responses to the no-action requests in Great Lakes Advisors, Inc., SEC No-Action Letter, (Apr. 03, 1992) (“Great Lakes”) and Horizon Asset Management, LLC, SEC No-Action Letter

_________________________

[1]

The Related Performance contained in the Amendment provided performance date through December 31, 2007. If available at the time that the Amendment goes effective, the Fund will provide performance information in the presentation of the Related Performance through December 31, 2008.

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(Sept. 13, 1996) (“Horizon”). Horizon and Great Lakes support the proposition that the performance record achieved by a portfolio manager at a predecessor investment adviser may be utilized by an existing investment adviser where: (1) the person or persons who manage accounts at the adviser were also those primarily responsible for achieving the prior performance results and no individual other than such persons played a significant part in the prior performance results; (2) the accounts managed at the predecessor entity are so similar to the accounts currently under management that the performance results would provide relevant information to prospective clients; and (3) all accounts that were managed in a substantially similar manner are presented unless the exclusion of any such account would not result in materially higher performance. Although the context of these letters involved using the prior performance of a portfolio manager (or managers) in advertisements, the SEC staff has granted similar relief in the context of mutual fund prospectuses (see e.g., Bramwell Growth Fund SEC No-Action Letter, (Aug. 7, 1996) (“Bramwell”)).

The Fund is seeking to include the Related Performance, which consists of the performance record of the Adviser’s private accounts and the performance record of accounts managed by the Team while affiliated with another firm. The Adviser has advised us that all of the accounts underlying this portion of the Related Performance have been managed in a manner similar to the manner in which the Fund will be managed and the Fund’s prospectus will clearly disclose this fact. The Fund’s prospectus will also disclose that the Related Performance is not that of the Fund and it is not necessarily indicative of the Fund’s future performance. The Fund will include all other disclosures in the prospectus that were made in Nicholas Applegate with respect to its composite performance. Finally, to the extent the Fund keeps this performance in the prospectus beyond the first year of operations, the Fund acknowledges that it should update its performance annually and that after the Fund’s initial year of operations that the Fund’s composite performance should not be given any greater prominence then the Fund’s actual performance.

With respect to the portion of the Related Performance for the periods prior to December 1, 2003 (i.e., the time period during which the Team was affiliated with another firm), we note that the persons on the Team (the “Original Members”) who were exclusively responsible for managing each account underlying that portion of that Related Performance remain are still Members of the Team and they have been so since the Adviser’s inception. The Team continues to be responsible for managing all private accounts to which the Adviser serves as investment adviser, the Original Members are primarily responsible for such management, and the Team, including specifically the Original Members, will be responsible for managing the Fund. The Adviser has advised us that it keeps appropriate documents that form the basis for and demonstrates the

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calculation of the performance for the periods prior to December 1, 2003. The Adviser has also advised us that all of the accounts that were managed by the Team prior to December 1, 2003 were managed with similar objectives and utilizing substantially similar investment strategies as those of the Fund, as well as to those of the private accounts underlying the portion of the Related Performance since December 1, 2003.

As noted above, we are not aware of any SEC staff guidance in the form of no-action letters or otherwise in which the staff has directly addressed the manner in which the Fund is seeking to present the Related Performance. That is, we are not aware of circumstances in which the SEC staff has provided guidance for an investment company seeking to rely on Growth Stock Outlook and Nicholas Applegate in combination with Great Lakes, Horizon and Bramwell. Nonetheless, we believe the presentation of the Related Performance is consistent with, and represents a logical extension of, the principals underlying the positions in these SEC staff no-action letters. We believe that the presentation of the Related Performance allows the Fund to provide full and fair disclosure to its potential investors by demonstrating the relevant performance history of those persons who will be responsible for the portfolio management of the Fund.

We also note that the concept and notion of linking the performance of a portfolio management team while that team was affiliated with another firm with the performance of that same portfolio management team at a new firm is addressed by the Global Investment Performance Standards (“GIPS”) that are sponsored, funded and administered by The CFA Institute. The GIPS, as well as the related “Guidance Statement on Performance Record Portability” indicate that there are certain circumstances in which the linking of these performance records is required. A copy of the Guidance Statement on Performance Record Portability has been enclosed for your reference. The Related Performance reflects this type of linked performance as the relevant circumstances exists for which the GIPS dictate such a presentation. As you will note in reviewing disclosure accompanying the Related Performance that is contained in the Amendment, the Fund will disclose that the Adviser if GIPS compliant and the Related Performance is presented in a manner that is consistent with the manner in which a GIPS compliant is required to present such performance information. We recognize that the SEC and its staff are not bound to the GIPS or any other industry standards. However, we believe that the principles underlying the GIPS are to ensure not only that calculations and presentations of performance are standardized, but also to assure investors that the presentations are complete and fairly presented. We believe this notion is consistent with the principals underlying the SEC staff’s positions. Accordingly, we hope that you will find this point persuasive.

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Although it should not be a determinative factor, we also point out that the portion of the Related Performance for the period prior to December 1, 2003 generally reflects negative performance. The Fund wishes to disclose this performance to provide all relevant information to potential investors regarding the performance record of the Team and to avoid any concerns that it has cherry-picked information to include in the prospectus.

In light of the foregoing, the Fund believes that disclosure of the Related Performance is supported by the principals under the above noted SEC staff no-action letters. If the Fund is not permitted to link the portion of the Related Performance for the period prior to December 1, 2003, the Fund will remove that portion of the Related Performance from the disclosure and only present the portion of the Related Performance for periods after December 1, 2003.

2.	Comment:	Please explain what is represented by the composite dispersion.

Response:      The composite dispersion represents the asset-weighted standard deviation of returns of the portfolios comprising the composite. The composite dispersion only considers accounts included in the composite for the entire year presented.

*      * *

The Fund acknowledges that
•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          We look forward to hearing from you soon to discuss any comments you may have respecting this letter.

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Sincerely,

/s/ John H. Lively

John H. Lively

JHL

Enclosure

cc:	John Swhear, Unified Fund Services, Inc.

Carol Highsmith, Unified Fund Services, Inc.

Colin Higgins, Golub Group, LLC

KCP-1660709-5

Revised Effective Date: 1 January 2006
Adoption Date: 18 May 2001
Effective Date: 18 May 2001
Retroactive Application: Not Required
Public Comment Period: Sep – Dec 2000

Guidance Statement on Performance Record Portability (Revised)

Introduction

In the current global market for merger, acquisition, and consolidation of investment management firms, past performance records are increasingly valuable assets for their owners. But historical records are the result of many factors (e.g., people, process, discipline, and strategy) that may not be easily transferred to a new entity and still warrant having the same label as the old entity. The applicability and integrity of the performance record is only as good as the ongoing integrity of the strategy and all the contributing factors. Portability of performance records is a very important area that should be clarified within the Global Investment Performance Standards (GIPS®). In addition, because the legal issues and requirements surrounding portability can be particularly complex, firms are reminded that under the GIPS standards they must comply with all applicable laws and regulations regarding portability before applying this Guidance Statement.

Performance is the record of the firm, not of the individual

Changes in a firm's organization are not permitted to lead to alteration of historical composite results. Therefore, composites must include all accounts managed by a member of a firm, even if the individual responsible for the past results is no longer with the firm. Composites must not include portfolios managed by members of the firm before they joined the firm, unless Provision 5.A.4 (provided below) is met. If the Provision is met, performance track records must be used by the manager, or group of managers, to represent the historical record of a new affiliation or a newly formed entity. Using the performance data from a prior firm or affiliation as supplemental information is permitted as long as the past record is identified clearly as such and is not linked to the results of the new affiliation. If the provisions for portability are met, then it is possible for multiple firms to claim the same performance history as their own.

Provision 0.A.2 of the GIPS standards provides how a firm is to be defined within the context of the Standards. "Firm" mergers can happen within an affiliated group and this Guidance Statement will apply to such situations. As Provision II.5.A.4. (d) of the GIPS standards reads, "If a compliant firm acquires or is acquired by a noncompliant firm, the firms have 1 year to bring the noncompliant assets into compliance." However, the important determinant of allowable performance record portability is not a firm's former compliance with the GIPS standards but whether the acquiring firm continues the original strategy that defined the composite with all of its continuing factors.

Performance data from a prior firm may be used, with the proper disclosures, as supplemental information. If the conditions of Provision 5.A.4 (listed below) are not met, this supplemental

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information must not be linked to the ongoing performance of the new firm. The key issue is the linking of prior performance results to the ongoing performance record at the new affiliation.

When a manager, group of managers, or an entire firm joins a new firm, Provision 5.A.4 requires:

a. Performance track records of a past firm or affiliation must be linked to or used to represent the historical record of a new firm or new affiliation if:
    i. Substantially all the investment decision-makers are employed by the new firm (i.e., research department, portfolio managers, and other relevant staff),
    ii. The staff and decision-making process remain intact and independent within the new firm, and
    iii. The new firm has records that document and support the reported performance.
b. The new firm must disclose that the performance results from the past firm are linked to the performance record of the new firm,
c. In addition to 5.A.4.(a) and 5.A.4.(b), when one firm joins an existing firm, performance of composites from both firms must be linked to the ongoing returns if substantially all the assets from the past firm's composite transfer to the new firm.
d. If a compliant firm acquires or is acquired by a noncompliant firm, the firms have one year to bring the noncompliant assets into compliance.

If all of the above requirements are not met, the past performance record of the former firm or manager or group of managers from the former firm cannot be linked to the ongoing performance record at the new firm. However, the past performance record may be presented as supplemental information when relevant.

In the case where two firms join and two composites are to be merged, the new firm must first determine if there is a "surviving" composite. A "surviving" composite is the composite that represents the continuity of investment strategy, process, and personnel. In order to be a "surviving" composite, the staff and decision-making process of the composite must remain intact and independent at the new firm.

If the firm identifies a "surviving" composite, its performance history can be presented and linked to the ongoing performance of the merged composite. It is recommended that the performance of the "non-surviving" composite be made available as supplemental information upon request. For example, as a result of a merger, two composites ("C" and "D") are combined in a merged composite "CD." If the firm is able to satisfy all the rules of portability and determines that composite "C" is the "surviving" composite, then the performance history from composite "C" may be linked to the on-going record of composite "CD." Although the assets from composite "D" are included in composite "CD," the performance history of composite "D" are not linked to the ongoing record of composite "CD" but should be made available upon request.

If the firm determines that neither composite maintains all the elements of continuity, then there has not been a merger of composites and neither historic performance record can be linked to the ongoing composite performance record, but it is recommended that both of the "non-surviving"

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composites be presented as supplemental information. For example, if the staff of two firms are combined into one and the investment decision-making process is shared (and thus changed), the historical performance records of both of the non-surviving composites should be presented as supplemental information and must not be linked to the ongoing results of the new composite.

If the presenting firm is a "manager of managers" and is hired by its clients because of the presenting firm's manager selection skills and the firm maintains discretion of the underlying assets (has the control to hire or fire the sub-advisor), the firm must include those assets in the total firm assets and present the performance of the underlying assets in the presenting firm's composites. Similarly, if the presenting firm replaces one sub-advisor with another, the presenting firm must include within the same composite the performance of the assets assigned to the new firm going forward and leave the results from the former firm unchanged. Provision 4.A.18 requires that beginning 1 January 2006, firms must disclose the use of a subadvisor(s) and the periods a subadvisor(s) was used.

If the presenting firm does not have discretion of the underlying assets managed by the sub-advisor, then the performance record of the underlying assets must not be included in the presenting firm's performance composites.

Firms must keep in mind that this Guidance Statement falls under the over-riding principles of the GIPS standards: fair representation and full disclosure. Provision 4.A.19 requires that firms must disclose all significant events that would help a prospective client interpret the performance record. As such, events that impact the firm's operations and/or investment process (for example, change in ownership, merger or acquisition, departure of key investment professional, etc.) must be disclosed.

Effective Date
This Guidance Statement was originally effective 18 May 2001 and was revised to reflect the GIPS standards effective as of 1 January 2006.

Firms are encouraged, but not required, to apply this guidance prior to the original Effective Date of 18 May 2001; however, the original guidance must be applied to all presentations that include performance for periods on and after that date.

The revisions made to this guidance (effective 1 January 2006) must be applied to all presentations that include performance for periods after 31 December 2005.

Applications:

1. *If Firm A acquires Firm B and all of the portability requirements are met, is Firm A required to present Firm B's historical performance, or can Firm A choose to not present Firm B's historical performance?*

The GIPS standards are based on the fundamental principles of fair representation and full disclosure. If all of the portability requirements are satisfied and Firm B is included in the definition of Firm A, Firm A must use Firm B's historical performance. If Firm A were

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permitted to exclude Firm B's historical performance, it would be cherry-picking which is against the spirit of fair representation of the GIPS standards.

2. *The Guidance Statement on Performance Record Portability states "Performance track records of a past firm or affiliation must be linked to or used to represent the historical record of a new firm or new affiliation if," certain conditions are met. What does performance track record refer to in this instance? Can a firm create the composite history based on the portfolios that transfer to the new firm if the history is representative of the old composite?*

The concept of portability revolves around the ability to bring a track record from one firm to another. It would not be representative to recreate a record with only selected portfolios. The performance track record refers to the entire composite from the old firm. In addition to meeting all the elements of the Guidance Statement, in order for a firm to be able to link the composite from the old firm to the on-going performance of the new firm, the entire composite performance history, including all portfolios, must be used. The firm must have all the records needed to substantiate that performance history.

3. *Manager A previously worked for Firm X that was not compliant with the GIPS standards. Manager A left Firm X and was hired by Firm Z. Firm Z and Manager A are satisfied that the situation meets all the rules of portability. Can Manager A's performance history at Firm X become compliant or can it not be used because it is non-compliant?*

To clarify, the performance history can never become "compliant." Compliance with the Standards can only be achieved on a firmwide basis.

If the manager (or management team) satisfies all the requirements of the Guidance Statement on Performance Record Portability (including bringing all the supporting documentation and records to Firm Z), then Firm Z can use the records to construct a composite history that can be used. As provided in the Guidance Statement on Performance Record Portability, the important determinant of allowable performance record portability is not a firm's former compliance with the GIPS standards but whether the acquiring firm continues the original strategy that defined the composite with all of its continuing factors.

Most cases will not meet all of the portability requirements, in which case the past performance record of the manager cannot be linked to the ongoing performance record of the firm. The past performance record of the manager can be presented as supplemental information when relevant.

Please note one of the rules of portability requires that the staff and decision-making process remain intact and independent at the new firm. If the investment process is somehow changed, or if the investment staff changes, the historical records of the new manager can only be presented as supplemental information and cannot be linked to the ongoing record of the firm.

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